Item 77C - Montgomery Street Income Securities, Inc.


Stockholder Meeting Results
The Annual Meeting of Stockholders of Montgomery Street Income Securities,
 Inc. (the "fund") was
held on July 14, 2005 at the office of the fund, 101 California Street, Suite 4500, San Francisco,
California. At the meeting, the following matter was voted upon by the stockholders:

1. To elect five Directors of the fund to hold office until the next Annual Meeting or until their respective successors shall have been duly elected and qualified.
Number of Votes:

Directors 		For 		Withheld
Richard J. Bradshaw 	9,143,818 	117,789
Victor L. Hymes 	9,132,084 	129,523
Wendell G. Van Auken 	9,150,498 	111,109
James C. Van Horne 	9,138,306 	123,300
John T. Packard 		9,131,133 	130,474

The meeting was adjourned without a vote with respect to the following matter:

2. To approve the continuance of the Management and Investment Advisory Agreement between the fund and Deutsche Investment Management Americas Inc